LPBP INC.

August 2004

The accuracy of our financial information is crucial to maintaining our reputation. To reflect our ongoing commitment to maintain the accuracy of our financial information, we are adopting the attached Code of Ethics. We have chosen to apply the Code to all finance, accounting, treasury and tax professionals providing services to LPBP Inc., even though such wide application is not required by law, because we believe it is the right thing to do.

We ask that you read and acknowledge your commitment by signing and returning the enclosed to my attention.

John Anderson,

CFO

LPBP CODE OF ETHICS FOR FINANCIAL PROFESSIONALS

This LPBP Code of Ethics for Financial Professionals applies to the Chief Executive Officer and Chief Financial Officer of LPBP Inc. and all finance professionals providing services to LPBP Inc. (the "Corporation" or "LPBP").

You agree to adhere to and advocate the following principles governing your professional and ethical conduct in the fulfillment of your responsibilities:

  always maintain the confidentiality, privacy and security of financial information of the Corporation entrusted to you in strict accordance with legal and ethical obligations;

  always maintain financial records of the Corporation in sufficient detail so as to reflect accurately the Corporation's transactions;

  always ensure that financial information does not misstate a material fact or omit to state any material fact, which would, by its omission, make the financial information misleading;

  always comply with the Corporation's system of internal accounting controls and financial disclosure controls to ensure that the senior officers of LPBP are made aware of all material facts to enable them to prepare accurate financial information.

  always prepare financial statements in accordance with the accounting policies of LPBP and generally accepting accounting principles, and fairly present, in all material respects, the financial condition and results of the Corporation. If a transaction arises for which there is no existing Accounting Policy always discuss the transaction with the CEO;

  always ensure that LPBP has complied with its contractual commitments or that you have reported to the CEO or Secretary the details of any contract defaults that could have a material effect on the financial information of your business unit;

  never unduly influence, manipulate or mislead any authorized audit or interfere with any auditor engaged in the performance of an independent audit of LPBP's financial statements or accounting books and records;

  always use common sense and observe standards of good taste regarding content and language when creating business or financial records and other documents that may be retained by LPBP or a third party. You should keep in mind that at a future date LPBP or a third party may be in a position to rely on or interpret the document with the benefit of hindsight or the disadvantage of imperfect recollection; and

  promptly report any possible violation of this Code of Ethics to the Audit Committee or Secretary of LPBP.

If you have any questions regarding the best course of action in a particular situation you should promptly seek assistance. Remember, you may remain anonymous in the reporting of any possible violation of this Code of Ethics.

LPBP FINANCE PROFESSIONAL - PERSONAL PLEDGE

I acknowledge that I have received and read the Code of Ethics for Financial Professionals and I understand my obligations as a finance professional and provider of financial services to LPBP to comply with the Code of Ethics.

Signature: _________________________	Date: _________________________
Name: _________________________

LPBP FINANCE PROFESSIONAL PERSONAL PLEDGE

As Chief Executive Officer of LPBP, Inc., I acknowledge that I have received and read the Code of Ethics for Financial Professionals and I understand my obligations as an Officer to comply with the Code of Ethics.

Signature: _________________________	Date: _________________________
Name: _________________________